Exhibit 99.3

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2015

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 9, 2016 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2015. The audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F, are available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (“SEDAR”) and the United States at www.sec.gov/edgar.shtml (“EDGAR”).

MANAGEMENT’S DISCUSSION & ANALYSIS

2015 PERFORMANCE HIGHLIGHTS

¡	Reported a significant increase in estimated mineral resources at the Wheeler River property

The Company completed an initial mineral resource estimate for the basement hosted Gryphon uranium deposit, which is located three kilometres to the northwest of the high-grade unconformity hosted Phoenix deposit. The Gryphon deposit is estimated to contain an inferred mineral resource of 43.0 million pounds U3O8 at an average grade of 2.3% U3O8. Together with the high-grade Phoenix deposit, Wheeler River is now estimated to contain indicated mineral resources of 70.2 million pounds U3O8 at an average grade of 19.1% U3O8 and inferred resources totaling 44.1 million pounds U3O8 at a combined grade of 2.34% U3O8. The increase to the mineral resources estimated at Denison’s 60% owned Wheeler River property establishes the project as one of the largest and highest grade undeveloped uranium projects in the Athabasca Basin region. A Preliminary Economic Analysis (“PEA”) was initiated in 2015 to evaluate the economic merit of the co-development of the Gryphon and Phoenix deposits and is expected to be delivered in the first half of 2016.

¡	Experienced continued exploration success at the Wheeler River property

Highlights from the 2015 winter and summer drilling program include the expansion of the Gryphon zone and completion of the definition drilling required to complete an initial resource estimate, as well as the discovery of additional uranium mineralization in the vicinity of the Gryphon deposit. Denison completed a winter exploration program at Wheeler consisting of 17,700 metres of diamond drilling in 26 drill holes and a summer exploration program involving 24,468 metres of drilling in 34 drill holes. Highlights from exploration at Wheeler during 2015 include:

Expansion of basement hosted uranium at the Gryphon deposit

During the winter program, seven out of 12 drill holes targeting extensions of the Gryphon deposit, intersected significant uranium mineralization. As a result, the zone was extended up-plunge, down-plunge and up-dip on two sections. Following up on the winter program, the best result from the summer program was in drill hole WR-604, which intersected 6.3% U3O8 over 5.5 metres, followed by 11.6% U3O8 over 1.0 metres, extending the zone of mineralization approximately 50 metres in the down-dip section.

Discovery of additional uranium mineralization in the vicinity of the Gryphon deposit

Fourteen drill holes in the winter program were completed to explore for other areas of mineralization along strike to the south of Gryphon on the K-North Trend, which resulted in the discovery of high-grade uranium mineralization occurring at the unconformity, 800 metres to the south of Gryphon. The highlight was drill hole WR-597, which intersected 4.5% U3O8 over 4.5 metres. The summer program followed up with 20 drill holes to evaluate a variety of targets and identify additional mineralization. The best result from these targets was in drill hole WR-612, which intersected 2.4% U3O8 over 2.5 metres, approximately 25 metres below the unconformity, roughly one kilometer south of Gryphon. Taken together these results highlight the prospectivity of the K-North trend and the area surrounding the Gryphon deposit.

¡	Generated positive 2015 exploration results at other pipeline exploration properties

Murphy Lake – At Denison’s 68.85% owned Murphy Lake property, a drill program consisting of five holes totaling 1,818 metres was completed, intersecting a new zone of uranium mineralization with drill hole MP-15-03, which returned 0.25% U3O8 over 6.0 metres at the sub-Athabasca unconformity, approximately 270 metres below surface.

Waterbury Lake – Work focused on the Oban target area at Denison’s 61.55% owned Waterbury Lake project. Ground geophysical surveys were completed earlier in the year, improving the geological interpretation of the area and highlighting several drill targets that were tested during the summer drilling program. Three holes intersected weak mineralization and several others intersected strong alteration and/or structure.

Crawford Lake – At Denison’s 100% owned Crawford Lake property, a large zone of significant sandstone alteration along the CR-2 and CR-5 conductors was extended by the summer drilling program and has now been confirmed over a strike length of 2.9 kilometres.

¡	Exceeded initial 2015 guidance for toll milling revenue at McClean Lake

The McClean Lake mill, in which Denison holds a 22.5% interest, packaged approximately 11.3 million pounds U3O8 during the year (initially targeted at six to eight million packaged pounds) for the Cigar Lake Joint Venture (“CLJV”), generating toll milling revenues for Denison of $3.2 million.

MANAGEMENT’S DISCUSSION & ANALYSIS

¡	Completed the sale of the Company’s Mongolian interests for consideration of up to $13.25 million

In December 2015, Denison announced the receipt of $1.25 million in initial payments from Uranium Industry a.s. (“Uranium Industry”), of the Czech Republic, and the closing of the sale of its interest in the Gurvan Saihan joint venture (“GSJV”) pursuant to an amended and restated share purchase agreement entered into on November 25, 2015 (the “GSJV Agreement”). Denison has the rights to receive additional proceeds from the sale of up to $12 million, of which up to $10 million becomes payable within 60 days of the issuance of certain mining licences, for areas covered by the exploration licences held by the GSJV.

¡	Obtained financing for the Company’s 2016 Canadian exploration activities

In May 2015, the Company completed a CAD$15.0 million private placement offering for the issuance of 12,000,000 flow-through common shares at a price of CAD$1.25 per share. The proceeds will be used to fund Canadian exploration activities through to the end of 2016.

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE MKT exchange under the symbol “DNN”.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison’s exploration portfolio consists of numerous projects covering over 390,000 hectares in the eastern Athabasca Basin. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 61.55% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the Mutanga uranium project in Zambia, 100% of the uranium-silver-copper Falea project in Mali and a 90% interest in the Dome uranium project in Namibia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (“UPC”), a publicly traded company listed on the TSX under the symbol “U”, which invests in uranium oxide in concentrates (“U3O8”) and uranium hexafluoride.

STRATEGY

Denison has built one of the strongest portfolios of strategic uranium deposits and properties, including an interest in a uranium milling facility, in the eastern Athabasca Basin. Denison plans to aggressively explore its most prospective properties to expand existing resources and delineate new uranium resources. The Company intends to increase shareholder value through the evaluation and advancement of the Wheeler River property and continued success advancing various high priority exploration properties to position the Company as a top-tier Athabasca Basin focused uranium investment.

MANAGEMENT’S DISCUSSION & ANALYSIS

URANIUM INDUSTRY OVERVIEW

In 2015, the focus of the nuclear energy and uranium industries remained on Japan. During this year, however, attention was focussed on the number of Japanese nuclear reactors that were brought back on to the grid, as opposed to the 54 reactors that were shut down following the Fukushima Daichii nuclear incident, which occurred in March 2011. In June 2015 the Japanese government approved a draft plan for electricity generation to 2030, which calls for nuclear to provide roughly 20-22% of the country’s power, and in September 2015, the Japanese nuclear energy industry achieved a significant milestone with the commercial restart of Kyushu Electric Power Company’s Sendai Unit 1 reactor. The restart at Sendai Unit 1 was followed by the restart of the Sendai Unit 2 reactor in November 2015 and Kansai Electric Power Company’s Takahama Unit 3 reactor in February 2016. These restarts provide significant encouragement for the nuclear energy industry in Japan, which through various companies are in the process of completing modifications, and obtaining licences and approvals to bring over 20 additional nuclear power plants online.

With Japan returning to nuclear power generation in 2015, the focus for the industry has started to turn to China, India and Russia – each of which have adopted ambitious plans to increase the use of nuclear power. In the cases of China and India, nuclear power is seen as a preferred choice to provide reliable base load power and address an emerging crisis around a lack of clean air and a growing problem with greenhouse gas emissions.

According to the World Nuclear Association (“WNA”), as of January 1, 2016, China had 30 operable nuclear reactors capable of producing 26.8 gigawatts of electricity. A further 24 reactors are under construction and an additional 176 reactors are either planned or proposed. Ux Consulting Company, LLC (“UxC”) estimates that 128 reactors are expected to be operable and capable of producing over 130 gigawatts of electricity by 2030, representing 5 times as much power capacity as is currently available from nuclear. To achieve this level of production, China’s fleet of nuclear reactors will have to increase by between 6 and 7 reactors each year for the next 15 years. The WNA is projecting a similar growth profile for India, where 21 reactors were operable as of January 1, 2016, capable of producing 5.3 gigawatts of power. Taken together, 66 reactors are either under construction, planned or proposed in India. UxC estimates that over 22 gigawatts could be operable by 2030, representing over 4 times as much power capacity as is currently available from nuclear. To achieve this level of production, India’s fleet of nuclear reactors will have to increase by 20 reactors over the next 15 years – meaning that at least one additional reactor will have to join the fleet each year.

Throughout 2015, the spot price of uranium has sustained itself well above the lows of $28 per pound U3O8 range noted in mid-2014. While the spot price increased during the first quarter of 2015, to near $40 per pound U3O8, it softened somewhat during the second through fourth quarter of the year, to finish the year at $34.25 per pound U3O8. The softness in the spot market continues to reflect the fact that the market is currently oversupplied, as a result of a combination of factors, including production being sold into higher-priced long term contracts, supply coming from secondary sources, and the impact of a strengthening US dollar. The strengthening of the US dollar provides several producers with the opportunity to sell into the spot market at significantly higher prices in their local currency, than would have been possible in past years. In Canada, for example, the spot price per pound U3O8 in Canadian dollars has increased by over 65% to roughly CAD$50 per pound U3O8 from the low of CAD$30 per pound U3O8 noted in mid-2014.

Although the uranium market is currently oversupplied, the long term growth projections for the nuclear industry combined with the expected depletion of uranium resources in operation today, continue to suggest that a significant long term supply shortage could emerge, even with new production sources expected to come online. With a sustained period of low commodity prices, the uranium mining industry has been challenged to discover and advance the new production sources necessary to meet the expected increase in demand in future years. Higher prices are expected to be required to justify the construction of new mines, and in the absence of a significant price increase in the near term, it is possible that even the most ambitious development plans could leave the market with an unavoidable supply shortage as soon as the early 2020s.

Uranium Demand

The WNA reports that there are 439 nuclear reactors operable in 30 countries as of January 1, 2016. These reactors can generate 382.5 gigawatts of electricity and supply over 11% of the world’s electrical requirements. As of January 1, 2016, 66 nuclear reactors are under construction in 14 countries with the principal drivers of this expansion being China (24 reactors under construction), Russia (8), India (6), the United States (5), South Korea (4) and UAE (4). Based on the most recent statistics from the WNA, there are a total of 224 reactors that are either under construction, or planned around the world, and an additional 330 reactors that are proposed, with the potential to be operating by 2030. According to UxC, in its “Uranium Market Outlook – Q4 2015” (the “Q4 Outlook”), global nuclear power capacities are projected to increase by 44%, from 376.6 gigawatts in 2015 to 540.6 gigawatts in 2030. Of the net growth in nuclear generation capacities, China accounts for 64% while India, Korea and Russia collectively make up a further 24%. The

MANAGEMENT’S DISCUSSION & ANALYSIS

Q4 Outlook also estimates that uranium demand could grow by over 48% to as high as 266.8 million pounds U3O8 by 2030 from an estimated 179.3 million pounds of U3O8 in 2015.

Primary Uranium Supply

According to the Q4 Outlook, uranium production increased slightly year over year from 145.3 million pounds U3O8 in 2014 to an estimated 151.3 million pounds U3O8 in 2015. Factoring out the additional production associated with the ramp up of activities at the Cigar Lake mine, global production declined by roughly 5.3 million pounds U3O8, representing a decline of 3.6% from 2014. Production from Africa, and the United States declined in 2015, while production from Australia, Russia and Kazakhstan remained relatively consistent. Cigar Lake increased production from Canada. Canada remains the second largest producing nation with nearly 22% of the world’s production from 2015 coming from within Canada. Kazakhstan continues to be the world’s largest producer of uranium, representing nearly 40% of production in 2015.

UxC has estimated in its Q4 Outlook that existing mine production, plus new planned and potential mine production, will increase primary uranium supply from an estimated 151.3 million pounds U3O8 in 2015 to 168.7 million pounds U3O8 by 2025. This represents an increase of approximately 11.5%, as compared to the dramatic increases in uranium demand noted above. In past years, UxC projected that Kazahstan was expected to continue to be one of the principal drivers for the increases in primary mine production. In the Q4 Outlook, the main drivers are now limited to the Cigar Lake mine in Canada, which is expected to increase production up to 18 million pounds U3O8, per year, and the Husab mine in Namibia, which is being built by a Chinese utility as a source of captive supply, and continues to be projected to start production in 2016. For other projects to move forward to meet the production forecasts, uranium prices will need to increase appreciably to support their higher cost production profiles and the significant capital expenditures that will be required.

Secondary Uranium Supply

Primary mine production supplies approximately 84% of current demand. The balance of demand is supplied from secondary sources such as commercial inventories, reprocessing of spent fuel, sales by uranium enrichers and inventories held by governments, in particular the U.S. Department of Energy.

Excess commercial inventories, which were once one of the major sources of secondary supplies during the period from the early 1970s to the early 2000s, have largely been consumed; however, as a result of the shutdown of the German nuclear program and the continued shut down of the majority of the Japanese nuclear fleet, commercial inventories could become a more significant factor. A large source of secondary supplies continues to be government inventories, particularly in the U.S. and Russia. The disposition of these inventories may have a market impact over the next 10 to 20 years, although, the rate and timing of this material entering the market is uncertain.

Reprocessing of spent fuel is another source of secondary supply but is expected to satisfy roughly 5% of demand. Expansion of this secondary source would require major investments in facilities which could only be supported by a significant increase in long-term uranium prices.

UxC expects that secondary sources of supply will fall from estimated 2015 levels of 39.7 million pounds U3O8 per year to 24.6 million pounds U3O8 per year by 2025.

Uranium Prices

Nuclear utilities purchase uranium primarily through long-term contracts. These contracts usually provide for deliveries to begin two to four years after they are signed and provide for delivery from four to ten years thereafter. In awarding medium and long-term contracts, electric utilities consider the producer’s uranium reserves, record of performance and production cost profile, in addition to the commercial terms offered. Prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators, but also long-term reference prices) and annual price negotiations. Contracts may also contain annual volume flexibility, floor prices, ceiling prices and other negotiated provisions. Under these contracts, the actual price mechanisms are usually confidential.

The long-term demand that actually enters the market is affected in a large part by utilities’ uncovered requirements. UxC estimates that uncovered demand is only 7.4 million pounds U3O8 or 4% of projected demand in 2016. Uncovered demand, however, is projected by UxC to increase significantly over the period of 2016 to 2019, such that up to 75.1 million pounds remains uncovered for 2020, representing roughly 39% of projected demand in that year. Uncovered demand rises rapidly for years after 2020 to over 175 million pounds per year (or 78% of projected total demand) for 2025. At 175 million pounds, the uncovered demand in 2025 is estimated to be nearly as much as total

MANAGEMENT’S DISCUSSION & ANALYSIS

demand estimated for 2015 and approximately 6 million pounds U3O8 greater than the total production expected from new and existing mine production in 2025 – some of which is already committed to the covered portion of the demand projected in 2025. In order to address the rising portion of demand that is uncovered, utilities will have to return to the market and enter into long-term contracts. From 2006 to 2010, on average, 39 million pounds U3O8 equivalent were purchased on the spot market per year and roughly 200 million pounds U3O8 equivalent were contracted in the long term market each year. By comparison, from 2011 to 2015, on average, 47 million pounds U3O8 equivalent have been purchased on the spot market per year, while less than 100 million pounds U3O8 equivalent were contracted in the long term market each year. In 2014 and 2015, long term contracting volumes were roughly 77 million pounds U3O8 per year. With low contract volumes in recent years and increasing uncovered requirements, we expect that long term contracting activity will have to increase in the near future as utilities look to secure supply and move U3O8 through the nuclear fuel cycle in order to fuel the world’s growing fleet of nuclear reactors.

The long-term price is published on a monthly basis and began the year at $49.00 per pound U3O8. On historically low volumes, as noted above, the long-term price declined to $44.00 per pound U3O8 by the end of the year.

Electric utilities procure their remaining uranium requirements through spot and near-term purchases from uranium producers, traders and other suppliers. Historically, spot prices are more volatile than long-term prices. The spot price began the year at $35.50 per pound U3O8. It rose to $39.50 per pound U3O8 during the beginning of the year and then declined to $34.25 per pound U3O8 by the end of the year and was last quoted at $31.10 per pound U3O8 on March 7, 2016.

Given the strengthening of the US dollar relative to the currencies of the majority of the uranium producing countries (including Kazakhstan, Canada, and Australia), a relatively flat US dollar denominated spot price for uranium could reflect the fundamental strength of the uranium market. While other commodities have declined significantly in both US dollar terms and foreign currency terms, in particular oil, uranium has remained relatively flat in US dollar terms and has seen significant increases in foreign currency terms. In Canada, for example, the spot price of uranium in Canadian dollar terms increased by over 15% in 2015. By comparison, the price of oil in Canadian dollar terms (West Texas Intermediate) has decreased by over 17% in 2015. The rising price of uranium in foreign currency terms should encourage spot market sales, which should put downward pressure on prices. Despite this, we have seen the spot price for uranium remain relatively flat in 2015 and into the first part of 2016.

Competition

The uranium industry is small compared to other commodity industries, in particular other energy commodity industries. Uranium demand is international in scope but supply is characterized by a relatively small number of companies operating in only a few countries. Production by four producers accounted for approximately 62% of the estimated world production in 2015. In total, nine producers represent 88.3% of the world’s production. The industry is also geographically concentrated with about 70% of the world’s production coming from only three countries: Kazakhstan, Canada, and Australia. Kazakhstan is the largest producer, with production of approximately 40% of the total primary production in 2015.

Competition is somewhat different amongst exploration & development companies focused on the discovery or development of a uranium deposit. Exploration for uranium is being carried out on various continents, but expenditures by public companies have been generally concentrated in recent years in Canada and in Africa. In Canada, exploration has focused on the Athabasca Basin region in northern Saskatchewan. Explorers have been drawn to the Athabasca Basin region by the high-grade uranium deposits that have produced some of the most successful uranium mines operating in the world today. Within the Athabasca Basin region, exploration is generally divided between activity that is occurring in the eastern portion of the Basin and the western portion of the Basin. The eastern Basin is a district that is defined by rich infrastructure associated with the existence of several operating uranium mines and uranium processing facilities. Infrastructure includes access to the provincial power grid and a network of provincial all weather highways. By comparison, in the western Basin, there are no operating uranium mines or processing facilities and access to the provincial power grid is not currently available. Several uranium discoveries have been made in the Athabasca Basin region in recent years, and competition for capital can be intense. In Africa, exploration activity has slowed in recent years as investment has been difficult to come by to fund the relatively low-grade and potentially high-cost operations that are expected to emerge from African uranium deposits.

MANAGEMENT’S DISCUSSION & ANALYSIS

SELECTED ANNUAL FINANCIAL INFORMATION

(in thousands, except for per share amounts)	Year Ended December 31, 2015	Year Ended December 31, 2014

Continuing Operations:
Total revenues	$12,670	$9,619
Mineral property exploration	$(14,257)	$(14,401)
Impairment of mineral properties	$(27,767)	$(1,745)
Net loss	$(61,737)	$(28,266)
Basic and diluted loss per share	$(0.12)	$(0.06)

Discontinued Operations:
Net income (loss)	$10,177	$(3,437)
Basic and diluted income (loss) per share	$0.02	$(0.01)

(in thousands)	As at December 31, 2015	As at December 31, 2014

Financial Position:
Cash and cash equivalents	$5,367	$18,640
Short term investments	7,282	4,381
Long term investments	496	954
Cash, cash equivalents and investments	$13,145	$23,975

Working capital	$12,772	$22,542
Property, plant and equipment	$188,250	$270,388
Total assets	$212,758	$311,330
Total long-term liabilities	$38,125	$42,291

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands, except for per share amounts)	2015 Q4	2015 Q3	2015 Q2	2015 Q1

Continuing Operations:
Total revenues	$3,887	$3,526	$2,929	$2,328
Net loss	$(24,598)	$(21,988)	$(4,074)	$(11,077)
Basic and diluted loss per share	$(0.05)	$(0.04)	$(0.01)	$(0.02)

Discontinued Operations:
Net income (loss)	$8,992	$556	$(60)	$1,283
Basic and diluted income (loss) per share	$0.02	$-	$-	$-

(in thousands, except for per share amounts)	2014 Q4	2014 Q3	2014 Q2	2014 Q1

Continuing Operations:
Total revenues	$2,736	$2,351	$2,358	$2,174
Net loss	$(5,020)	$(4,592)	$(8,687)	$(9,967)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.02)

Discontinued Operations:
Net income (loss)	$368	$1,772	$(2,877)	$(2,700)
Basic and diluted income (loss) per share	$-	$-	$(0.01)	$(0.01)

MANAGEMENT’S DISCUSSION & ANALYSIS

RESULTS OF CONTINUING OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is currently processing ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between AREVA Resources Canada Inc. (“ARC”) with a 70% interest, Denison with a 22.5% interest and OURD (Canada) Co. Ltd. with a 7.5% interest.

The McClean Lake mill is operated by ARC and is currently licensed for annual production of 13 million pounds U3O8. The expansion of the McClean Lake mill from 13 million to 24 million pounds annual U3O8 production capacity is in progress and remains fully funded by the CLJV.

During 2015, the McClean Lake mill continued to process ore received from the Cigar Lake mine. The mill packaged approximately 11.3 million pounds U3O8 for the CLJV. The Company’s share of toll milling revenue during 2015 totaled $3,155,000. In 2014, toll milling revenue of $111,000 was recognized in the fourth quarter, as the first drums of CLJV uranium were packaged beginning in October 2014.

Denison Environmental Services

Mine decommissioning and environmental services are provided through Denison’s DES division – providing long-term care and maintenance for closed mine sites since 1997. With offices in Elliot Lake, Ontario, the Yukon Territory and Quebec, DES manages Denison’s Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to various customers.

Revenue from DES during 2015 was $7,607,000, compared to $7,327,000 in 2014. In 2015, DES experienced an increase in Canadian dollar revenues due to an increase in activity at certain care and maintenance sites, which was partly offset by the unfavourable fluctuation in foreign exchange rates applicable on the translation of revenues earned in Canadian dollars.

Uranium Participation Corporation

Denison provides general administrative and management services to UPC. Management fees and commissions earned by the Company provide Denison with a source of cash flow to partly offset corporate administrative expenditures incurred by the Company. The management services arrangement between Denison and UPC has been extended for another three year term, effective April 1, 2016. Refer to SUBSEQUENT EVENTS below.

Revenue from the Company’s management contract with UPC was $1,822,000 during 2015, compared to $2,181,000 in 2014. The decrease in revenues during 2015 was due to a reduction in commissions earned from reduced uranium purchases made by UPC and an unfavourable fluctuation in foreign exchange rates applicable on the translation of revenues earned in Canadian dollars, partly offset by an increase in management fees earned based on UPC’s monthly net asset value. Refer to RELATED PARTY TRANSACTIONS below for further details.

OPERATING EXPENSES

Canada

Canadian mining segment operating expenses include depreciation, development and standby costs, as well as certain adjustments to the estimates of future reclamation liabilities at McClean Lake, Midwest and Elliot Lake, if applicable. Operating expenses in 2015 were $4,554,000, compared to $2,649,000 in 2014.

In 2015, operating expenses included depreciation of the McClean Lake mill of $1,627,000, as a result of processing approximately 11.3 million pounds U3O8 from the CLJV and 11,000 pounds U3O8 from the MLJV. In 2014, depreciation accounted for $79,000 with 456,000 pounds U3O8 processed from CLJV and MLJV ore.

In 2015, the Company recorded operating expenses related to an increase in the future estimate of reclamation liabilities of $2,262,000 (2014 - $2,086,000) to reflect the impact of changing discount rates on the estimated cost of reclamation liabilities at Elliot Lake. Refer to Contractual Obligations and Contingencies Section for further detail.

MANAGEMENT’S DISCUSSION & ANALYSIS

Africa

In preparation for a potential spin-out or sale transaction of its African portfolio, the Company continued with its objective to maintain its interests in Zambia, Mali and Namibia in good standing. Operating expenses in Africa during 2015 totaled $303,000, compared to $1,390,000 during 2014, consisting mainly of camp costs incurred on the Falea project in Mali and community aid programs in Zambia. Operating expenses during 2014 were significantly higher as engineering studies and environmental programs were completed following the acquisition of the Falea project as part of the internal evaluation work being done on the project.

Environmental Services

Operating expenses during 2015 totaled $6,875,000, compared to $6,917,000 in 2014. The expenses relate primarily to the construction and consulting services provided to clients and include labour and other costs. During 2015, DES experienced an increase in Canadian dollar operating expenses due to an increase in project activity and new business development at certain care and maintenance sites, which was offset by the favourable fluctuation in foreign exchange rates applicable on the translation of expenses incurred in Canadian dollars.

MINERAL PROPERTY EXPLORATION

In 2015, Denison was engaged in uranium exploration and/or evaluation in Canada, Zambia, Mali and Namibia. While the Company has material interests in uranium projects in Africa, the Company is focused primarily on the eastern Athabasca Basin, in Saskatchewan, Canada, with numerous projects covering over 390,000 hectares. Global exploration expenditures were $14,257,000 during 2015, with over 94% of exploration expenditures being incurred in Canada, compared to $14,401,000 during 2014. During 2015, the Company incurred an increase in Canadian dollar exploration expenditures, which was offset by a favourable fluctuation in foreign exchange rates applicable on the translation of expenses incurred in Canadian dollars.

Canada – Athabasca Basin, Saskatchewan

The following table summarizes the exploration activities that were completed during 2015.

CANADIAN EXPLORATION ACTIVITIES

Property	Denison’s ownership	Drilling in metres (m)	Other activities

Wheeler River	60%	42,168 (60 holes)	Geophysical surveys, mineral resource estimate
Bell Lake	100%	2,044 (2 holes)	Geophysical surveys
Crawford Lake	100%	8,066 (13 holes)	Geophysical surveys
Hatchet Lake	64.36%(1)	2,552 (9 holes)	Geophysical surveys
Jasper Lake	100%	1,469 (7 holes)	-
Lynx Lake	59.92%(1)	1,338 (2 holes)	-
Mann Lake	30%	7,775 (14 holes)	-
Murphy Lake	68.85%(1)	1,818 (5 holes)	Geophysical surveys
Moore Lake	100%	2,667 (7 holes)	-
Turkey Lake	100%	702 (5 holes)	-
Stevenson River	100%	777 (3 holes)	-
Waterbury Lake	61.55%(2)	4,421 (12 holes)	Geophysical surveys
Waterfound North	59.92%(1)	-	Geophysical surveys
Wolly	22.5%	5,169 (21 holes)	Geophysical surveys

Total		80,966 (160 holes)

(1)	The Company’s ownership in these projects is as at December 31, 2015.
(2)

The Company’s ownership in this project is as at December 31, 2015. The Company earned an additional 1.55% interest in the Waterbury Lake project effective September 30, 2015. Refer to RELATED PARTY TRANSACTIONS below for further details.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Company’s land position in the Athabasca Basin, as of December 31, 2015, is illustrated below. Denison’s active exploration properties are shaded and outlined in bold.

Denison’s share of exploration spending on its Canadian properties was $13,439,000 during 2015, as compared to $13,488,000 in 2014. Exploration spending in Canada is seasonal with spending higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October) in the Athabasca Basin.

MANAGEMENT’S DISCUSSION & ANALYSIS

Wheeler River Project

The Wheeler River property is host to the high-grade Phoenix and Gryphon uranium deposits. The Phoenix deposit is estimated to include 70.2 million pounds U3O8 (above a cut-off grade of 0.8% U3O8) based on 166,000 tonnes of mineralization at an average grade of 19.1% U3O8, and is the highest grade undeveloped deposit in the world. The Gryphon deposit is hosted in basement rock, approximately 3 kilometres to the northwest of Phoenix, and is estimated to contain inferred resources of 43.0 million pounds U3O8 (above a cut-off grade of 0.2% U3O8) based on 834,000 tonnes of mineralization at an average grade of 2.3% U3O8.

The Wheeler River property lies between the McArthur River Mine and the Key Lake mill complex in the eastern part of the Athabasca Basin in northern Saskatchewan. The eastern Athabasca Basin is a well-established uranium mining district with infrastructure including a provincial power grid, provincial highways, air transportation and multiple uranium processing facilities, including the 22.5% Denison owned McClean Lake mill. The ore haul road and provincial power line between the McArthur River Mine and the Key Lake mill complex runs along the eastern side of the Wheeler River property. Denison is the operator of the Wheeler River project and holds a 60% interest, while Cameco Corp. (“Cameco”) holds a 30% interest and JCU (Canada) Exploration Company, Limited (“JCU”) holds a 10% interest.

Exploration Program

Denison’s share of exploration costs at Wheeler River amounted to $4,552,000 during 2015, compared to $4,543,000 in 2014. The winter 2015 drilling program was completed in April 2015, with a total of 17,700 metres in 26 holes. A total of 24,468 metres of drilling was completed in 34 drill holes during the summer program at Wheeler River.

¡	Mineral Resource Estimate

With the receipt of the final chemical assays from the drilling completed at Gryphon in summer 2015, the Company completed an initial mineral resource estimate for the Gryphon uranium deposit. When combined with the Phoenix deposit, the Wheeler River project now contains an indicated resource of 70.2 million pounds U3O8 at a grade of 19.1% U3O8 and inferred resources totaling 44.1 million pounds U3O8 at a combined grade of 2.34% - establishing Wheeler River as one of the largest and highest grade undeveloped uranium projects in the Athabasca Basin region.

The following table summarizes the mineral resource estimate for the Wheeler River project by deposit and classification. Mineral resources for the Phoenix deposit were last updated in 2014, to reflect the expansion of the deposit’s high-grade domain. As no drilling has been completed since 2014, the resource estimate for the Phoenix deposit remains current.

Wheeler River Property – Mineral Resource Estimates(1)(4)
Deposit	Category	Tonnes	Grade (% U3O8)	Million Pounds U3O8 (100% Basis)	Million Pounds U3O8 (Denison’s Share)
Gryphon(2)	Inferred	834,000	2.3	43.0	25.8
Phoenix(3)	Indicated	166,000	19.1	70.2	42.1
Phoenix(3)	Inferred	9,000	5.8	1.1	0.7

(1)	CIM Definitions were followed for classification of mineral resources.
(2)	Mineral resources for the Gryphon deposit are reported above a cut-off grade of 0.2% U3O8. The cut-off grade is based on RPA assumptions and a price of US$50 per lb U3O8.
(3)	Mineral resources for the Phoenix deposit are reported above a cut-off grade of 0.8% U3O8. The cut-off grade is based on internal conceptual studies and a price of US$50 per lb U3O8.
(4)	Numbers may not add due to rounding.

The mineral resource estimate was completed by RPA Inc (“RPA”), in accordance with National Instrument 43-101 (“NI 43-101”) and is available on Denison’s website and under Denison’s profile on SEDAR and EDGAR. For the Gryphon deposit, RPA used data collected from four surface diamond drilling campaigns completed during the last two years. The mineral resource estimate for the Gryphon deposit was classified as inferred based on the drill hole spacing and apparent continuity of mineralization. Uranium grade data for Gryphon is comprised entirely of chemical assays on half split drill core samples due to good core recovery. At Phoenix, approximately 23% of the holes had core recovery of less than 80% and therefore downhole gamma probe data was used to derive equivalent radiometric grades for these holes, in accordance with industry accepted practices, as outlined in the Company’s Annual Information Form dated March 5, 2015 available on SEDAR.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following map shows the location of the Gryphon and Phoenix deposits on the Wheeler River property:

¡	Gryphon Deposit

The Gryphon Deposit is located approximately three kilometres northwest of the high grade Phoenix uranium deposit and was discovered in 2014. The highest grade intersection to date at Gryphon was returned from drill hole WR-573D1, which intersected 22.2% U3O8 over 2.5 metres.

Seven of the 12 drill holes completed during the winter 2015 program, targeting extensions of Gryphon, intersected significant uranium mineralization. As a result, the zone was extended up-plunge, down-plunge, and up-dip on two sections. Following up on the success from the winter program, seven drill holes completed during the summer 2015 program were designed to complete a 50 metre x 50 metre spaced drill pattern at Gryphon and outline the extent of the mineralization in the down-dip and down-plunge directions. The best result was in drill hole WR-604, which intersected 6.3% U3O8 over 5.5 metres (779.0 to 784.5 metres), followed by 11.6% U3O8 over 1.0 metres (790.0 to 791.0 metres) - extending the previously identified zone of mineralization approximately 50 metres in the down-dip direction.

Mineralization at Gryphon occurs 720 metres below surface and is centered approximately 220 metres below the sub-Athabasca unconformity. At its highest point it is within 80 metres of the unconformity and it is 370 metres below the

MANAGEMENT’S DISCUSSION & ANALYSIS

unconformity at its deepest point. The deposit consists of a set of parallel, stacked, elongate lenses that are broadly conformable with the basement geology and associated with a significant fault that separates a thin unit of quartzite from an overlying graphitic pelite. The lenses dip moderately to the southeast and plunge moderately to the northeast. The deposit is approximately 450 metres long in the plunge direction, and 80 metres wide across the plunge. Thickness is variable and is a function of the number of stacked lenses present, generally varying between two and 20 metres.

2015 Assay Highlights from the Gryphon Deposit(1)
Hole Number	Location	From (m)	To (m)	Length (m)	U3O8 (%)
WR-571D2(2)	Up-Dip	512.0	517.5	5.5	3.9

and	Up-Dip	544.0	545.5	1.5	5.0
WR-574D1(2)	Up-Dip	510.0	511.0	1.0	8.1
WR-582	Down-plunge	763.5	766.5	3.0	3.8
WR-583	Down-plunge	786.1	788.1	2.0	3.7
WR-583D2(2)	Down-plunge	509.0	510.0	1.0	3.6
WR-584B	Up-plunge	641.6	646.1	4.5	7.9
WR-604	Down-Dip	779.0	784.5	5.5	6.3

and	Down-Dip	790.0	791.0	1.0	11.6
WR-606D1(2)	Down-Dip	534.5	536.0	1.5	2.5
WR-624	Up-Dip	682.5	683.5	1.0	3.8

 (1)  As the drill holes are angled steeply to the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the basement mineralization is expected to be approximately 75% of the intersection lengths.

 (2)  Distances are measured from a wedge, not from surface.

¡	Southwest of Gryphon on the K-North Trend

During 2015, a total of 16 drill holes were completed up plunge and along the unconformity to the southwest of the Gryphon deposit, along the K-North trend. The drilling was successful in identifying approximately 2.3 kilometres of mineralized strike. The mineralization occurs both at the unconformity and immediately below within the basement indicating potential further along the unconformity and within the basement below. The best result to date, occurs at the unconformity, 800 metres to the south of Gryphon, with drill hole WR-597 intersecting 4.5% U3O8 over 4.5 metres. Mineralization in this zone straddles the unconformity, replacing the matrix of the basal sandstone or filling fractures in the underlying pelitic strata.

Assay highlights for 2015 from the area to the southwest of Gryphon along the K-North trend are provided in the Table below.

2015 Assay Highlights from the area southwest of Gryphon(1)
Hole Number	Mineralization	From (m)	To (m)	Length (m)	U3O8 (%)
WR-595	Unconformity	526.2	527.7	1.5	0.5
WR-597	Unconformity	495.5	500.0	4.5	4.5
WR-612	Basement	529.5	532.0	2.5	2.4
(1) As the unconformity mineralization is horizontal, the true thickness is expected to be approximately 90% of the intersection lengths.

MANAGEMENT’S DISCUSSION & ANALYSIS

Evaluation Program

During 2015, Denison’s share of evaluation costs at Wheeler River amounted to $241,000, compared to $nil in 2014, and were mainly related to the internal evaluation, engineering field studies and ongoing work being done to prepare for the initiation of the PEA.

After the discovery of the Gryphon Deposit in 2014, Denison initiated an internal economic evaluation of the Wheeler River property. The evaluation focused on the merits of co-developing the Gryphon deposit and Phoenix deposit. The evaluation considered the mining of basement hosted mineralization at Gryphon first, followed by the development of the high grade unconformity Phoenix deposit and assumed processing of ore from Wheeler River at a regional mill (such as the McClean Lake mill). The internal evaluation supported the decision to initiate a PEA during the second half of 2015. The PEA is currently underway and is expected to be completed during the first half of 2016.

As part of the PEA, Denison has initiated a set of metallurgical testwork to determine the preliminary leaching process, leach residue settling, raffinate composition, and purity of yellow cake for the Gryphon mineralization.

During 2015, project evaluation activities also included hydrogeological testing (i.e. packer tests) and geotechnical core logging. The downhole hydrogeological testing program was completed in conjunction with the 2015 exploration drilling program. These tests are designed to determine conductivity and permeability of the ground for potential water movements. A total of 180 holes were tested for surface water elevations and 35 down hole tests (injection tests, rising head, recovery) were completed in the sandstone, unconformity and basement geological zones. In addition a total of 800 metres of geotechnical core logging was completed on key areas in the sandstone, unconformity and basement zones. This information will be used in subsequent project evaluation work.

Exploration Pipeline Properties

During the 2015 exploration program, Denison carried out exploration and/or geophysical surveys on nine other properties, within its landholdings on the eastern side of the Athabasca Basin. Work on these pipeline exploration projects continues to deliver encouraging results. Highlights include the following properties:

Murphy Lake

Murphy Lake is located approximately 30 kilometres northwest from Denison’s 22.5% owned McClean Lake mill and is contiguous with the northwest boundary of the Company’s Waterbury Lake property. Murphy Lake is a joint venture between Denison (68.85% interest) and Eros Resources Inc. (“Eros”) (31.15% interest). The 2015 program at Murphy Lake was fully funded by Denison as a result of Eros’ choice to dilute its interest. Denison’s share of exploration costs amounted to $458,000 during 2015, compared to $305,000 in 2014.

The first drill hole of the summer 2015 program intersected a new zone of uranium mineralization. Assays for drill hole MP-15-03 returned 0.25% U3O8 over 6.0 metres (270.0 to 276.0 metres). The mineralization at Murphy Lake is located at the sub-Athabasca unconformity and is associated with a zone of strong sandstone alteration including desilicification and clay over a hematite cap. Basement rocks immediately below the mineralization consist of graphitic pelitic gneisses cut by faults. As the mineralization is interpreted to be horizontal and the drill holes are steeply inclined, the true thickness is expected to be at least 75% of the intersection length.

Three additional drill holes were completed in 2015 to follow up on the mineralization in drill hole MP-15-03. While none of the holes intersected mineralization, all encountered significant structure and alteration, suggesting the presence of a highly prospective system.

Waterbury Lake

Waterbury Lake is host to the J Zone deposit, located within 20 kilometres of the McClean Lake mill and is a joint venture between Denison (61.55% interest and operator) and the Korea Waterbury Uranium Limited Partnership (“KWULP”) (38.45% interest). The 2015 program at Waterbury Lake was fully funded by Denison as a result of KWULP’s decision to dilute its interest effective September 30, 2015. Refer to RELATED PARTY TRANSACTIONS below for further details. Denison’s share of exploration costs amounted to $747,000 during 2015, compared to $704,000 in 2014.

Work was focused on the Oban target area. Ground geophysical surveys completed earlier in the year improved the geological interpretation of the area and highlighted several drill targets that were tested during the summer drilling program. The best result was obtained from drill hole WL-425, which intersected 6.5 metres of elevated uranium from 239.5 to 246.0 metres, which included 0.3% U3O8 over 0.5 metres and 0.1% U3O8 over 0.5 metres.

MANAGEMENT’S DISCUSSION & ANALYSIS

Crawford Lake

Crawford Lake is located just west of Wheeler River, approximately 10 kilometres south of Cameco’s Millennium deposit in the southeast portion of the Athabasca Basin, and is 100% owned by Denison. Exploration costs amounted to $2,370,000 during 2015, compared to $1,361,000 in 2014.

A large zone of intense sandstone alteration along the CR-2 and CR-5 conductors was extended by the summer drilling program and has now been confirmed over a strike length of 2.9 kilometres. While no significant uranium mineralization was intersected in 2015, the volume and tenor of the alteration system is encouraging and remains a priority for future exploration activities.

Africa

Exploration expenses in Africa during 2015 were $818,000, compared to $913,000 in 2014. Exploration activity in 2015 was designed to maintain the Company’s claims in good standing while advancing the exploration potential of its assets as part of a strategy to pursue a spin-out or sale transaction of the Company’s African portfolio when market conditions permit.

Zambia – Mutanga Project

The Mutanga project is owned 100% by the Company and consists of 2 contiguous mining licences totaling 47,115 hectares. The project is located in the Southern Province of Zambia, approximately 200 kilometres south of Lusaka and immediately north of Lake Kariba. Mutanga is comprised of the Mutanga, Dibwe and Dibwe East deposits plus a number of exploration areas. The combined mineral resource estimate for the Mutanga, Dibwe, and Dibwe East deposits includes measured and indicated resources of 10,280,000 tonnes grading 0.034% U3O8 containing 7.8 million pounds of U3O8 and inferred resources of 65,200,000 tonnes grading 0.029% U3O8 containing 41.4 million pounds of U3O8. Uranium occurs in sandstones of the Escarpment Grit formation, part of the Upper Karoo Group.

Exploration expenditures at the Mutanga project during 2015 were $448,000 and included an excavator trenching program, a program of surficial geochemistry and radon surveying. Results of the trenching and geochemistry programs identified new mineralization and have provided several drill-ready targets for future exploration. During 2014, exploration expenses were $559,000 and were related to geological mapping, geochemical sampling and excavator trenching programs.

Mali – Falea Project

The Falea project is 100% owned by the Company and is located approximately 250 kilometres west of Bamako, near the Senegal and Guinea borders. The project includes the Falea uranium-silver-copper deposit occurring within the Taoudeni Neoproterozoic Basin, which unconformably overlies older Birimian metasedimentary and metavolcanic rocks.

Exploration expenditures of $361,000 incurred during 2015 related to an airborne geophysical (VTEM) survey, soil sampling, scintillometer prospecting and geological mapping. In February 2015, an application was made to renew the Falea exploration permit. The convention for a new permit was signed by the Minister of Mines in July 2015 and the exploration permit was issued during the third quarter of 2015. During 2014, exploration expenditures amounted to $269,000 and were related to a field program consisting of geological mapping and surficial geochemistry surveys.

During 2015, an independent mineral resource estimate was completed for the Falea deposit. The resource estimate is summarized in the table below.

Falea Property – Mineral Resource Estimate
Category	Tonnes (Million tonnes)	U3O8 (%)	Cu (%)	Ag (Grams per Tonne)	U3O8 (Million Pounds)	Cu (Million Pounds)	Ag (Million Ounces)
Indicated	6.88	0.115	0.161	72.8	17.4	24.4	16.11
Inferred	8.78	0.069	0.200	17.3	13.4	38.7	4.90

MANAGEMENT’S DISCUSSION & ANALYSIS

The mineralization is interpreted as an unconformity type uranium, silver and copper deposit, since it is associated with the unconformity between the Taoudeni Basin and the underlying Birimian greenstones. The Falea deposit mineral resource estimate was completed by RPA in accordance with NI 43-101 and is available on Denison’s website.

Namibia – Dome Project

The Dome project is located in the Erongo Region of Namibia, in the country’s uranium producing district, with excellent infrastructure nearby. The property hosts showings of both bedrock uranium mineralization in leucogranite and surficial uranium mineralization in calcrete. Uranium in leucogranite is currently mined in the region at the Rössing mine and uranium in calcrete is currently mined at Langer Heinrich.

No significant exploration work was completed on the Dome project during 2015 and 2014. The exploration licences covering the project expired in November 2015 and licence renewal applications were submitted by the Company in September 2015. The licence applications are currently under government review. The project is owned by the Company (90%) and Manica Minerals Limited (10%).

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $6,463,000 during 2015, compared to $6,636,000 in 2014. These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs and all other costs related to operating a public company with listings in Canada and the United States. The decrease in general and administrative expenses during 2015 was primarily a result of the favourable fluctuation in foreign exchange rates applicable on the translation of Canadian dollar expenses, offset by a significant increase in project costs associated with numerous corporate development initiatives.

On July 27, 2015, Denison entered into an arrangement agreement with Fission Uranium Corp. (“Fission”), whereby Denison and Fission agreed to combine their respective businesses by way of a court-approved plan of arrangement (the “Fission Arrangement”). While Denison’s shareholders strongly supported the Fission Arrangement, the required two-thirds approval was not obtained from Fission shareholders by the proxy voting deadline. As a result, on October 13, 2015, the Fission Arrangement was terminated. The Company incurred project costs totaling $1,461,000 relating to the Fission Arrangement during 2015.

IMPAIRMENT – MINERAL PROPERTIES

During 2015, the Company recognized an impairment of $25,164,000 against the value of its African mining segment, which included significant carrying values for the Falea, Mutanga and Dome projects. In line with communicated corporate objectives to focus the Company on its core projects in the Athabasca Basin, the Company has decided to minimize or cease exploration activities in Africa for the upcoming fiscal year. As a result, the Company completed an impairment test on its African mining segment. Since the recoverable amounts of the Company’s Falea, Dome and Mutanga projects were determined to be lower than their carrying values, the Company recognized an impairment loss during the year. The Company used a market-based fair value less costs of disposal analysis, adjusted for certain unobservable inputs, to determine the recoverable amount of $3,264,000 for the Falea, Dome and Mutanga projects combined

The Company has also recognized impairment charges of $2,603,000, in 2015, to fully impair the carrying value of three of its Canadian exploration properties. The impairment has been recognized as a result of the Company’s current intention to let the claims on these properties lapse in the normal course and to not carry out the required exploration programs or fund the deficiency deposits needed to maintain the claims. The $nil recoverable amount of the properties is based on a market-based fair value less costs of disposal assessment using unobservable inputs including the Company’s data about the properties and management’s interpretation of that data.

In 2014, the Company recognized mineral property impairment charges of $1,745,000, including impairment charges of $1,658,000 associated with the Company’s release of one Canadian property and $87,000 associated with the Company’s surrender of its land holdings in Niger.

FOREIGN EXCHANGE INCOME AND EXPENSE

During 2015, a foreign exchange loss of $16.0 million was recognized, compared with a $5.9 million loss in 2014. The increase during 2015 is due primarily to unfavourable fluctuations in foreign exchange rates impacting the revaluation of intercompany debt for the Company’s African related operations.

MANAGEMENT’S DISCUSSION & ANALYSIS

OTHER INCOME AND EXPENSES

The Company also recognized $346,000 in losses on investments carried at fair value during 2015, compared to $59,000 during 2014. During 2014, the Company recognized a gain of $202,000 on the sale of land holdings related to the Way Lake and Yurchison Lake properties and recognized a gain on the receipt of a payment of $229,000 in accordance with an option agreement with SeqUr Exploration Inc. (“SeqUr”) to earn up to a 60% interest in Denison’s Jasper Lake property. In February 2015, SeqUr terminated its option to earn an interest in the Jasper Lake property.

INCOME TAX RECOVERY AND EXPENSE

Income tax recovery in 2015 totaled $3,769,000, compared to an income tax recovery of $2,299,000 in 2014. The increase in the income tax recovery in 2015 was mainly due to a reduced deferred tax expense recognized on the renunciation of 2014 expenditures in 2015 as a result of a higher flow-through share premium, as compared to the deferred tax expense recognized on the renunciation of 2013 expenditures in 2014. This was partly offset by the impact of the unfavourable exchange rate on the translation of Canadian denominated deferred tax assets recognized in the year.

DISCONTINUED OPERATIONS – SALE OF MONGOLIAN MINING DIVISION

Sale of Mongolian Interests

In December 2015, Denison announced the closing of the sale of its interest in the GSJV to Uranium Industry. The sale to Uranium Industry represented the culmination of Denison’s efforts to review strategic alternatives for the divesture of its interests in Mongolia. Uranium Industry has unique experience in the geology, mining and processing of uranium, and is the successor to a 75 year tradition of uranium mining and environmental remediation of uranium mines in the Czech Republic. Uranium Industry is also active in Mongolia and established the Mon Czech Uranium joint venture with Mon-Atom LLC on June 17, 2015.

Under the terms of the GSJV Agreement, Denison received $1.25 million in initial payments during 2015, prior to the closing of the sale, and has the right to receive additional proceeds of up to $12.0 million, for total consideration of $13.25 million. The GSJV Agreement provided for the sale of all of the shares of Denison Mines (Mongolia) Ltd. (“DMM”) to Uranium Industry. DMM holds an 85% interest in the GSJV, with Mon-Atom LLC holding the remaining 15% interest.

The additional proceeds, of up to $12 million, are payable to Denison as follows:

●	$5.0 million within 60 days of the issuance of a mining licence for an area covered by any of the exploration licences held by the GSJV (the “First Project”);
●	$5.0 million within 60 days of the issuance of a mining licence for an area covered by any of the other exploration licences held by the GSJV (the “Second Project”);
●	$1.0 million within 365 days following the production of an aggregate of 1,000 pounds U3O8 from the operation of the First Project; and
●	$1.0 million within 365 days following the production of an aggregate of 1,000 pounds U3O8 from the operation of the Second Project.

On December 2, 2015, Uranium Industry submitted applications for mining licences for all four projects to the Mongolian government. On January 5, 2016, the Company received copies of mining application acknowledgement receipts issued by the Mongolian government, for all four projects, as part of the completeness review component of the mining licence issuance process. Decisions whether or not to issue mining licences remain outstanding as at March 9, 2016.

The completion of the sale of the Company’s Mongolian interests represents a significant milestone for Denison, as the Company continues to deliver on its objective of selling non-core international assets in order to focus on its core activities in the Athabasca Basin.

As a result of the sale, the Company has presented the results of the Mongolia Mining Division as discontinued operations and, in accordance with IFRS 5, has revised its statement of comprehensive income (loss) to reflect this change in presentation. The consolidated statements of financial position and the consolidated statement of cash flows have not been revised.

MANAGEMENT’S DISCUSSION & ANALYSIS

The total estimated transaction costs incurred by Denison relating to the transaction for 2015 and 2014 amounted to $337,000 and $58,000, respectively.

Exploration Expenditures

During 2015, exploration expenditures on the GSJV properties totaled $384,000, compared to $394,000 in 2014. Expenditures in both periods were primarily related to annual licence payments, required to maintain the GSJV properties in good standing, while the Company prepared for a sale of its interest in the GSJV.

General and Administrative Expenses

During 2015, general and administrative expenses totaled $692,000, compared to $954,000 during 2014. These costs are mainly comprised of personnel costs, office expenses and legal fees. General and administrative expenses decreased in 2015 mainly due to lower personnel costs as the Company focused on completing the sale of its ownership interest in the GSJV.

Foreign Exchange Income and Expense

During 2015, foreign exchange income was $2,873,000, compared to a foreign exchange expense of $2,090,000 during 2014. The increase in foreign exchange income during 2015 is due primarily to favourable fluctuations in foreign exchange rates impacting the revaluation of intercompany debt for the Company’s Mongolia related operations.

Gain on sale of Mongolian Interests

The proceeds on the sale of the Mongolia mining division includes cash consideration received of $1,250,000 less transaction costs of $337,000. The gain on the sale of $8,374,000 is mainly a result of the cumulative foreign currency gain translation adjustment of $13,680,000 realized on the disposal of the Company’s Mongolian entities with the Mongolian Tugrik as its functional currency, partly offset by the carrying value of the Mongolian mineral properties of $6,130,000. The contingent consideration, which is contingent on the approval of mining licenses and achievement of certain production thresholds, has been recognized at a fair value of $nil in the financial statements at this time and will be re-measured at each subsequent reporting date until settlement.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $5,367,000 at December 31, 2015 compared with $18,640,000 at December 31, 2014. At December 31, 2015, the company also held investments in GICs of $7,282,000, which are categorized as short term investments on the balance sheet. At December 31, 2014, the company held $4,381,000 in short term investments.

The decrease in cash and cash equivalents of $13,273,000 was due to net cash used in operations of $17,733,000, net cash used in investing activities of $5,422,000 and a net foreign exchange loss of $2,123,000 on the translation of currency balances at period end, partly offset by net cash provided by financing activities of $12,005,000.

Net cash used in operating activities of $17,733,000 during 2015 is comprised of a net loss for the period adjusted for non-cash items and changes in working capital items.

Net cash used in investing activities of $5,422,000 consists primarily of cash used to purchase debt instrument investments (GICs) of $8,134,000 and acquire property, plant and equipment of $1,987,000, partly offset by cash provided by the maturity of investments in debt instruments (GICs) and the sale of investments in equity instruments totaling $4,033,000. Property, plant and equipment expenditures include an additional 1.55% interest earned by the Company in the Waterbury Lake property, for an amount of $836,000. As at December 31, 2015, the Company holds an ownership interest of 61.55% in the Waterbury Lake property. Refer to TRANSACTIONS WITH RELATED PARTIES for further details.

Net cash provided by financing activities of $12,005,000 largely reflects net proceeds received on the issuance of flow-through common shares. On May 26, 2015, the Company closed a CAD$15 million private placement for the issuance of 12,000,000 common shares on a flow-through basis at a price of CAD$1.25 per share. The proceeds will be used to fund the Company’s Canadian exploration programs through to the end of 2016. As at December 31, 2015, the Company has spent CAD$1,567,000 toward its obligation to spend CAD$15 million on eligible Canadian exploration

MANAGEMENT’S DISCUSSION & ANALYSIS

expenses associated with this financing. Other financing activities included proceeds received from the issuance of common shares on the exercise of stock options and warrants for a total of $411,000.

As at December 31, 2015, the Company has fulfilled its obligation to spend CAD$14,997,000 on eligible Canadian exploration expenses under the flow-through share financing completed in August 2014.

The Company holds the large majority of its cash, cash equivalents, and investments in Canadian dollars. As at December 31, 2015, the Company’s cash, cash equivalents and current investments amount to CAD$17.5 million.

Revolving Term Credit Facility

On January 27, 2016, the Company entered into an agreement with the Bank of Nova Scotia to amend the terms of a revolving term credit facility entered into in 2015 and to extend the maturity date to January 31, 2017 (“2016 Credit Facility”). Under the amended agreement, the Company has access to letters of credit of up to CAD$24,000,000. Use of the facility remains restricted to non-financial letters of credit in support of reclamation obligations.

The agreement contains a covenant to maintain a level of tangible net worth greater than or equal to the sum of $150,000,000 and a covenant to maintain a minimum balance of cash and equivalents of CAD$5,000,000 on deposit with the Bank of Nova Scotia. As security for the amended facility, Denison has provided an unlimited full recourse guarantee and a pledge of all of the shares of Denison Mines Inc. (“DMI”). DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. The 2016 Credit Facility is also subject to letter of credit and standby fees of 2.40% and 0.75%, respectively.

Going Concern Assumption

At December 31, 2015, the Company has sufficient liquidity on hand to fund its planned operations for the fiscal 2016 year. However, in the absence of additional funding, the Company anticipates that it will become non-compliant with the minimum cash covenant requirement of its 2016 Credit Facility, which may cast substantial doubt upon the Company’s ability to realize its assets and discharge its liabilities in the normal course of business, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. In order to both fund operations and maintain rights under existing agreements, the Company must secure sufficient future funding. The Company is actively pursuing access to different sources of funding and while it has been successful in the past in obtaining financing for its activities, there is no assurance that it will be able to obtain adequate financing in the future.

Contractual Obligations and Contingencies

The Company has the following contractual obligations at December 31, 2015:

(in thousands)	Total	1 Year	2-3 Years	4-5 Years	After 5 Years

Debt Obligations	$300	$300	$–	$–	$–
Operating Leases and other commitments	$962	$232	$226	$143	$361

Reclamation Sites

The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. The Company’s reclamation liability, at December 31, 2015, is estimated to be $19,460,000, which is expected to be sufficient to cover the projected future costs for reclamation of the Company’s mill and mine operations. There can be no assurance, however, that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.

Elliot Lake – The Elliot Lake uranium mine was closed in 1992 and capital works to decommission the site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to licences issued by the Canadian Nuclear Safety Commission (“CNSC”). In the fourth quarter of 2015, an adjustment of $2,262,000 was made to the reclamation liability to reflect the Company’s best estimate of the present value of the total reclamation cost that will be required in the future. Spending on restoration activities at the Elliot Lake sites is funded from monies in the Elliot Lake reclamation trust fund. At December 31, 2015,

MANAGEMENT’S DISCUSSION & ANALYSIS

the amount of restricted cash and investments relating to the Elliot Lake Reclamation Trust fund was $2,040,000.

McClean Lake and Midwest – The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the CNSC. Cost estimates of future decommissioning and reclamation activities are prepared every 5 years and filed with the applicable regulatory authorities for approval. A preliminary updated plan was submitted in November 2014 and was reviewed by the applicable regulatory authorities. In November 2015, a revised plan was submitted based on comments received by the applicable regulatory authorities. As a result, an adjustment of $2,264,000 was made in the fourth quarter of 2015 to the reclamation liability, to reflect the Company’s best estimate of its share of the present value of its total future reclamation cost that will be required in the future. Reclamation costs are expected to be incurred between 2033 and 2056.

Under the Mineral Industry Environmental Protection Regulations, 1996, the Company is required to provide its pro-rata share of financial assurances to the Province. The Company has in place irrevocable standby letters of credit from The Bank of Nova Scotia in favour of Saskatchewan’s Ministry of Environment, totaling CAD$9,698,000 which relate to a previously filed reclamation plan. Under the revised plan submitted in November 2015, the Company expects to increase its pro-rata share of financial assurances to the Province to approximately CAD$23,990,000. See SUBEQUENT EVENTS for further details.

Under the terms of a Potentially Reactive Waste Rock Disposal Agreement (“PRWR Agreement”) between the MLJV and the CLJV, the MLJV agreed to deposit certain waste rock material from the Cigar Lake mine in its mined-out Sue C pit. In return, the CLJV has agreed to reimburse the MLJV for additional site restoration costs that may reasonably occur as a result. In 2014, triggered by the delivery of the first Cigar Lake ore to the McClean Lake mill, the CLJV made payments totaling CAD$4,332,000 to the MLJV under the terms of the PRWR Agreement. Denison received $883,000 (CAD$974,700), its proportionate share of this total amount, and recorded the receipt as an addition to its reclamation liability. There were no similar payments received during 2015.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the current agreement, the Company was entitled to receive the following fees from UPC in 2015: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value in excess of CAD$100,000,000; and c) a fee, at the discretion of the Board of Directors of UPC, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the purchase or sale of uranium).

The current management services agreement expires on March 31, 2016. A new three year agreement was entered into between UPC and the Company on March 4, 2016 and will take effect on April 1, 2016 (“Renewed UPC Agreement”). See SUBSEQUENT EVENTS for further details.

The following fees were received from UPC for the years ended:

(in thousands)	Year Ended December 31, 2015	Year Ended December 31, 2014

Revenue
Management fees	$1,747	$1,628
Commissions	75	553

	$1,822	$2,181

At December 31, 2015, accounts receivable includes $157,000 (December 31, 2014: $123,000) due from UPC with respect to the fees and transactions discussed above.

MANAGEMENT’S DISCUSSION & ANALYSIS

Korea Electric Power Corporation (“KEPCO”)

In 2009, Denison entered into a strategic relationship agreement with its largest shareholder, KEPCO. Pursuant to the strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. The strategic relationship agreement also provides KEPCO with a right of first opportunity if Denison intends to sell any of its substantial assets, a right to participate in certain purchases of substantial assets which Denison proposes to acquire and a right to nominate one director to Denison’s Board, so long as its share interest in Denison is above 5.0%.

As at December 31, 2015, KEPCO holds 58,284,000 shares of Denison representing a share interest of 11.2%.

Prior to September 30, 2015, Denison held a 60% interest in Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”), entities whose principal asset is the Waterbury Lake property. The other remaining interest in these entities is held by KWULP, a consortium of investors, of which KEPCO is the primary holder. When a spending program is approved by the participants, each participant is required to fund these entities based upon its respective ownership interest. Spending program approval requires 75% of the voting interest.

In January 2014, Denison agreed to allow KWULP to defer its funding obligations to WLUC and WLULP until September 30, 2015 and to not be diluted as per the dilution provisions in the relevant agreements, in exchange for allowing Denison to authorize spending programs up to CAD$10,000,000 without obtaining the approval of 75% of the voting interest. At December 31, 2014, KWULP had a funding obligation to WLUC and WLULP of CAD$802,000 and Denison recorded $415,000 (CAD$481,000) as its proportionate share in trade and other receivables.

On September 30, 2015, KWULP notified Denison that it elected to dilute its interest in the Waterbury Lake project and that it would not fund its deferred funding obligation to WLUC and WLULP. As a result, Denison’ interest in the Waterbury Lake project increased by an additional 1.55% and Denison is able to continue authorizing the funding programs up to CAD$10,000,000 without obtaining the approval of 75% of the voting interest up to September 30, 2016. The additional interest of 1.55% in Waterbury Lake has been accounted for using an effective date of September 30, 2015 and has resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which results in an addition to mineral property assets of $836,000.

Other

All services and transactions with the following related parties listed below were made on terms equivalent to those that prevail with arm’s length transactions:

●

Investor relations, administrative service fees and other expenses of $159,000 were incurred during 2015 (2014: $60,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At December 31, 2015, an amount of $nil (December 31, 2014: $nil) was due to this company.

●

Legal fees of $548,000 were incurred during 2015 (2014: $276,000) with Cassels Brock & Blackwell, LLP, a law firm of which a former member of Denison’s Board of Directors is a partner. In the current year, the services and associated costs are mainly related to the Fission Arrangement. In the prior year, the services and associated costs were mainly related to the acquisition of International Enexco Ltd. and the Company’s internal reorganization of its interests to consolidate its African holdings. At December 31, 2015, an amount of $12,000 (December 31, 2014: $1,000) was due to the law firm.

●

Executive services of $106,000 were provided by the Company during 2014 to Lundin Gold Inc., which shares common directors with Denison. The services were mainly related to management consulting services in respect to general and corporate matters. At December 31, 2014, an amount of $44,000 was due to Denison and was paid during 2015. No similar services were provided during 2015.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following compensation was awarded to key management personnel:

(in thousands)	December 31, 2015	December 31, 2014

Salaries and short-term employee benefits	$1,391	$1,633
Share-based compensation	370	516
Termination benefits	314	158

	$2,075	$2,307

CORPORATE UPDATE

During November 2015, Mr. John Craig resigned from the Board of Directors and Steve Blower resigned from his position with the Company as Vice President, Exploration.

On January 1, 2016, Denison appointed Mr. Dale Verran to the position of Vice President, Exploration. Prior to this appointment, Mr. Verran served as Denison’s Technical Director, Exploration.

In January 2015, Mr. Tae Hwan Kim, KEPCO’s representative on Denison’s Board of Directors, resigned and was replaced by Mr. Joo Soo Park. In February 2016, Mr. Joo Soo Park resigned and was replaced by Mr. Hyung Mun Bae.

FINANCIAL INSTRUMENTS

(in thousands)	Financial Instrument Category (1)	Fair Value Hierarchy	December 31, 2015 Fair Value	December 31, 2014 Fair Value

Financial Assets:
Cash and equivalents	Category D		$5,367	$18,640
Trade and other	Category D		4,826	9,411
Contingent consideration	Category A	Level 3	-	-
Investments
Equity instruments	Category A	Level 1	460	916
Equity instruments	Category A	Level 2	24	16
Equity instruments	Category B	Level 1	12	22
Debt instruments	Category A	Level 1	7,282	4,381
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category C		2,040	2,068

			$20,011	$35,454

Financial Liabilities:
Account payable and accrued liabilities	Category E		4,574	10,050
Debt obligations	Category E		300	39

			$4,874	$10,089

(1)

Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

The Company is exposed to credit risk and liquidity risk in relation to its financial instruments. Its credit risk in relation to its cash and equivalents, debt instruments and restricted cash and equivalents is limited by dealing with credit worthy financial institutions. The Company’s trade and other receivables balance relates to a small number of customers who are credit worthy and with whom the Company has established a relationship through its past dealings. The Contingent

MANAGEMENT’S DISCUSSION & ANALYSIS

consideration presents the fair value of the payments receivable on the sale of the Mongolian Mining assets, which are contingent on the approval of mining licenses and achievement of production thresholds.

Liquidity risk, in which the Company may encounter difficulties in meeting obligations associated with its financial liabilities as they become due, is managed through the Company’s planning and budgeting process which determines the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and equivalents and debt instruments and its access to credit facilities, if required. Refer to Going Concern risk discussion in LIQUIDITY AND CAPITAL RESOURCES section above.

The Company’s investments that are designated as financial assets at fair value through profit or loss have resulted in other expenses of $346,000 during 2015, compared to $59,000 during 2014.

The Company’s investments designated as available for sale have resulted in unrealized gains recognized in accumulated other comprehensive income of $4,000 for 2015, compared to $8,000 for 2014. During 2014, impairments on these investments of $22,000 were recorded in other expenses. There were no impairments recorded on these investments during 2015.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

Sale of Mongolia Mining Division – Update on Mining License Applications

On December 2, 2015, Uranium Industry submitted applications to the Mongolian government for mining licenses for all four projects included as part of the Mongolian Mining Division sale. On January 5, 2016, the Company received copies of mining application acknowledgement receipts, for all four projects, as part of the completeness review component of the mining license issuance process. As at March 9, 2016, the Mongolia government has not yet made any formal decision to issue mining licenses for the Mongolia projects.

Renewal of Management Services Agreement with UPC

The current management services agreement expires on March 31, 2016. A new three year agreement was entered into between UPC and the Company and will take effect on April 1, 2016 (“New UPC Agreement”). Under the New UPC Agreement, Denison will receive the following fees from UPC: a) a base fee of CAD$400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of CAD$100,000,000 and up to and including CAD$500,000,000, and (i) 0.2% per annum of UPC’s total assets in excess of CAD$500,000,000; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6, or gross interest fees payable to UPC in connection with any uranium loan arrangements.

McClean and Midwest Site Restoration Plans – Regulatory Update

At the end of February 2016, the Company received letter acceptance from the applicable regulatory authorities that its updated site restoration plan for the McClean Lake and Midwest projects, submitted in January 2016, was approved. Under the approved plan, the Company is required to increase its financial assurance to Saskatchewan Environment from the current amount of CAD$9,698,000 to CAD$24,134,000. It is anticipated that the increased financial assurance will be required to be provided during the second quarter of 2016.

MANAGEMENT’S DISCUSSION & ANALYSIS

OUTSTANDING SHARE DATA

At March 9, 2016, there were 518,438,669 common shares issued and outstanding, stock options outstanding for 6,475,014 Denison common shares, and nil warrants outstanding for a total of 524,913,683 common shares on a fully-diluted basis.

OUTLOOK FOR 2016

In 2016, the Company will focus on increasing its resource base in the Athabasca Basin and advancing the Wheeler River project, following the results of the PEA currently in progress studying the co-development of the Gryphon and Phoenix deposits. The 2016 winter exploration program commenced in January with a focus on the Company’s Wheeler River project and other high priority properties located in the infrastructure rich eastern Athabasca Basin.

(in thousands)	2016 BUDGET
Canada (1)
Toll Milling Revenue & Mineral Sales	$5,440
Development & Operations	(2,400)
Mineral Property Exploration & Evaluation	(13,000)
(9,960)
Africa
Zambia, Mali and Namibia	(1,290)
(1,290)
Other (1)
UPC Management Services	1,530
DES Environmental Services	920
Corporate Administration & Other	(4,250)
(1,800)

Total	$(13,050)
(1) Budget figures have been converted using a US$ to CAD$ exchange rate of 1.30.

CANADA

Toll Milling Revenue & Mineral Sales

The McClean Lake mill is operated by ARC and is currently licensed for annual production of 13 million pounds U3O8. ARC is engaged in the permitting process necessary to increase the licensed capacity of the mill up to 24 million pounds U3O8. The expansion of the McClean Lake mill from an annual production capacity of 13 million pounds U3O8 to 24 million pounds U3O8 is in progress and remains fully funded by the CLJV. Key construction milestones for 2016 will include the completion of the new solvent extraction circuit and the tailings neutralization circuit.

Provided regulatory approvals are secured to increase the annual licence limit, the McClean Lake mill is expected to produce 16 million pounds U3O8 during 2016. Production is expected to be 100% from Cigar Lake ore during the year. Denison’s share of revenue from toll milling of the Cigar Lake ore and the sale of approximately 25,000 pounds U3O8, currently held by Denison in inventory, is budgeted to be $5.4 million (CAD$7.1 million).

Development & Operations

In 2016, Denison’s share of operating and capital expenditures at McClean Lake and Midwest are budgeted to be $1.6 million (CAD$2.1 million). Operating expenditures include $797,000 (CAD$1.04 million) in respect of Denison’s share of the planned 2016 budget for the Surface Access Borehole Resource Extraction (“SABRE”) program. The SABRE program is operated by ARC, as part of the McClean Lake joint venture, and has a total budget for 2016 of up to

MANAGEMENT’S DISCUSSION & ANALYSIS

CAD$4.6 million. The 2016 SABRE program is expected to study the economic and technical potential associated with further design and process improvements targeted at increasing the rate of mine production.

Reclamation expenditures at Elliot Lake are budgeted to be $665,000 (CAD$864,000).

Mineral Property Exploration & Evaluation

Denison expects to operate and/or participate in a total of 15 exploration programs (including 13 drilling programs totaling approximately 75,000 metres), of which Wheeler River will continue to be the primary focus. The total budget for all of these programs, inclusive of the evaluation work planned for Wheeler River, is budgeted to be CAD$24.6 million (Denison’s share, CAD$16.9 million).

Wheeler River – Exploration

A total of 47,000 metres of exploration drilling is planned at Wheeler River between the winter and summer drill programs, along with geophysical surveys at a total cost of CAD$10.0 million (Denison’s share, CAD$6.0 million).

Gryphon Regional Targets

Activities in 2016 will focus on numerous unconformity and basement targets in the vicinity of the Gryphon deposit, termed Gryphon Regional Targets. Recent exploration results have continued to return mineralization in the area surrounding the Gryphon deposit and along the K-North trend, which hosts the Gryphon deposit. The results in this area continue to suggest that the entire K-North trend has the potential to host additional zones of significant basement and unconformity mineralization related to the Gryphon deposit. The K-North trend includes approximately 6 kilometres of prospective strike, primarily to the south of the Gryphon deposit.

In February 2016, the Company announced the discovery of a new high-grade uranium intersection near the Gryphon deposit. Drill hole WR-633D1, located approximately 100 metres north of the Gryphon deposit, intersected approximately 11 metres of high-grade basement-hosted uranium mineralization including intervals of 5.7% eU3O8 over 1.0 metre and 6.3% eU3O8 over 1.7 metres. The drill hole was designed to test for further basement-hosted mineralization immediately north of the Gryphon deposit and down plunge of previous mineralized intercepts. The high-grade mineralization occurs within altered pelitic gneisses and pegmatite that both occur within the Basal Pegmatite Unit and represents the best intersection to date in this unit, which has undergone little previous drill testing. The mineralization is open in all directions and will be prioritized for follow-up this winter.

Details of the high-grade uranium intersection are provided in the table below.

High-Grade Intersection North of Gryphon
Hole Number	From (m)	To (m)	Length (m)	eU3O8(1) (%)
WR-633D1(2)	751.5	754.7	3.2	2.0
(includes)(3)	753.6	754.6	1.0	5.7
(and)(2)	757.7	765.3	7.6	1.7
(includes)(3)	760.3	762.0	1.7	6.3
(includes)(3)	764.2	765.2	1.0	1.2

1.	eU3O8 is radiometric equivalent uranium from a total gamma down-hole probe.
2.	Intersection interval is composited above a cut-off grade of 0.1% eU3O8.
3.	Intersection interval is composited above a cut-off grade of 1.0% eU3O8.
4.	As the drill hole is oriented steeply toward the northwest and the basement mineralization dips moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

MANAGEMENT’S DISCUSSION & ANALYSIS

The cross-section in the figure below represents section line 5187GP and illustrates the new mineralization discovered in drill hole WR-633D1, which occurs to the north of the Gryphon deposit.

NW
SE
Athabasca Sandstone
Unconformity
WR-633D1
WR-582D1
WR-582
WR-594D2
WR-594
Weak Uranium Intercepts
0.51%eU3O8/1m(1,2,3)
0.11%eU3O8/1m(1,2,3)
0.10%eU3O8/1m(1,2,3)
0.12%eU3O8/1m(1,2,3)
High-Grade Uranium Intersection
See accompanying Table
Gryphon Deposit: Down Plunge Extent
A1
A2
Basal Pegmatite Unit
Graphitic Pelite
Pelite
Quartzite
Pegmatite
Athabasca Sandstone
A3 Mineral Lens Name
Drill Trace
0
50m
50.00 Y
0.00 Y
-50.00 Y
-100.00 Y
-150.00 Y
-200.00 Y
-250.00 Y
-300.00 Y
0.00 X
50.00 X
100.00 X
150.00 X
200.00 X
250.00 X
300.00 X
350.00 X
400.00 X
450.00 X
500.00 X
Notes:
1. eU3O8 is radiometric equivalent uranium from a total gamma down-hole probe
2. Intersection interval is composited above a cut-off grade of 0.1% eU3O8
3. As the drill hole is oriented steeply toward the northwest and the basement mineralization dips moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths

Wheeler Regional Targets

In addition, 2016 drilling may test other priority target areas on the property outside of the Phoenix and Gryphon areas, including the Q Central and O Zone target areas.

Wheeler River - Evaluation

Activities in 2016 include the completion of a PEA studying the economic potential of co-developing the Gryphon and Phoenix deposits, which is expected to be completed during the first half of 2016. Subject to a positive outcome from the PEA, the Company has developed a plan to initiate work on a Prefeasibility Study and environmental assessment work with an approximate budget for 2016 of CAD$2.6 million (Denison’s share, CAD$1.6 million).

Other High Priority Properties - Exploration

Other high priority properties include the Murphy Lake, Crawford Lake and Waterbury Lake properties. At Murphy Lake, a winter drill program of approximately 10 holes (3,400 metres) is planned to follow-up on the discovery of the new zone of uranium mineralization at the sub-Athabasca unconformity. Drilling programs for Waterbury Lake and Crawford Lake in 2016 are planned to involve 2,500 metres and 4,400 metres, respectively. In addition, geochemical surveying, ground geophysical surveying and drilling (approximately 8,000 metres) are expected to be carried out on other properties operated by Denison where exploration is warranted.

MANAGEMENT’S DISCUSSION & ANALYSIS

Drill programs are also planned in 2016 for Denison’s non-operated joint venture projects, including Mann Lake (2,000 metres), Wolly (5,000 metres) and McClean Lake (2,500 metres). The Mann Lake project is operated by Cameco, and the Wolly and McClean Lake projects are operated by ARC.

AFRICA

In Africa, Denison continues to maintain its interests in Zambia, Mali and Namibia in preparation for a potential spin-out or sale transaction of its African portfolio when market conditions permit. Activities currently planned for 2016 in Africa are designed to keep the Company’s interests in good standing and continuation of community programs. The 2016 budget for Africa is expected to be between $750,000 and $1.3 million.

MANAGEMENT AND ENVIRONMENTAL SERVICES

Net management fees earned during 2016 from UPC are budgeted at $1.5 million (CAD$1.95 million).

Revenue from operations at DES during 2016 is budgeted to be $7.2 million (CAD$9.4 million) and operating and overhead expenses are budgeted to be $6.1 million (CAD$7.9 million). Capital expenditures at DES are budgeted to be $230,000 (CAD$300,000).

CORPORATE ADMINISTRATION AND OTHER

Corporate administration expenses are budgeted to be $3.85 million (CAD$5.0 million) in 2016 and include all head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States.

Letter of credit and standby fees relating to the 2016 Credit Facility are budgeted to be $400,000 (CAD$520,000).

ADDITIONAL INFORMATION

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of its management, including the President and Chief Executive Officer and the Vice-President Finance and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Executive Officer and the Vice-President Finance and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2015.

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

There has not been any change in the Company’s internal control over financial reporting that occurred during 2015 year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

MANAGEMENT’S DISCUSSION & ANALYSIS

Significant estimates and judgements made by management relate to:

(a)	Going Concern Assumption

The consolidated financial statements have been prepared using IFRS, as issued by the IASB, on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months.

At December 31, 2015, the Company has sufficient liquidity on hand to fund its planned operations for the fiscal 2016 year. However, in the absence of additional funding, the Company anticipates that it will become non-compliant with the minimum cash covenant requirement of its letters of credit facility in 2016 which may cast significant doubt upon the Company’s ability to realize its assets and discharge its liabilities in the normal course of business, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. In order to both fund operations and maintain rights under existing agreements, the Company must secure sufficient future funding. The Company is actively pursuing access to different sources of funding and while it has been successful in the past in obtaining financing for its activities, there is no assurance that it will be able to obtain adequate financing in the future.

The financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company ceases to exist as a going concern in the normal course of operations. Such adjustments could be material.

(b)	Determination of a Mineral Property being Sufficiently Advanced

The Company follows a policy of capitalizing non-exploration related expenditures on properties it considers to be sufficiently advanced. Once a mineral property is determined to be sufficiently advanced, that determination is irrevocable and the capitalization policy continues to apply over the life of the property. In determining whether or not a mineral property is sufficiently advanced, management considers a number of factors including, but not limited to: current uranium market conditions, the quality of resources identified, access to the resource, the suitability of the resource to current mining methods, ease of permitting, confidence in the jurisdiction in which the resource is located and milling complexity.

Many of these factors are subject to risks and uncertainties that can support a “sufficiently advanced” determination as at one point in time but not support it at another. The final determination requires significant judgment on the part of the Company’s management and directly impacts the carrying value of the Company’s mineral properties.

(c)	Mineral Property Impairment Reviews and Impairment Adjustments

Mineral properties are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. When an indicator is identified, the Company determines the recoverable amount of the property, which is the higher of an asset’s fair value less costs of disposal and value in use. An impairment loss is recognized if the carrying value exceeds the recoverable amount. The recoverable amount of a mineral property may be determined by reference to estimated future operating results and discounted net cash flows, current market valuations of similar properties or a combination of the above. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverable amount of a specific mineral property asset. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts and the impairment losses recognized.

(d)	Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are computed in respect of taxes that are based on taxable profit. Taxable profit will often differ from accounting profit and management may need to exercise judgement to determine whether some taxes are income taxes (and subject to deferred tax accounting) or operating expenses.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the temporary differences between accounting carrying values and tax basis are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior

MANAGEMENT’S DISCUSSION & ANALYSIS

losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

(e)	Reclamation Obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed or a constructive or legal obligation exists and typically involve identifying costs to be incurred in the future and discounting them to the present using an appropriate discount rate for the liability. The determination of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ materially from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

(f)	Contingent Consideration

The fair value of contingent consideration is remeasured at each reporting period. The determination of fair value requires judgement in estimating the likely outcome of the components of the contingent consideration, including but not limited to the likelihood of approval of mining licenses and the achievement of production thresholds, based on information available to management.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting Standards Issued But Not Yet Applied

The Company has not yet adopted the following new accounting pronouncements which are effective for fiscal periods of the Company beginning on or after January 1, 2016:

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

In July 2014, the IASB published the final version of IFRS 9 Financial Instruments (“IFRS 9”), which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 replaces the multiple classifications for financial assets in IAS 39 with a single principle based approach for determining the classification of financial assets based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The final version of IFRS 9 is effective for periods beginning on or after January 1, 2018; however, it is available for early adoption.

International Financial Reporting Standard 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service. The standard replaces IAS 18 “Revenue” and IAS 11 “Construction Contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

International Financial Reporting Standard 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16 which replaces existing standards and interpretations under IAS 17 “Leases”. IFRS 16 requires all leases, including financing and operating leases, to be reported on the balance sheet with the intent of providing greater transparency on a company’s lease assets and liabilities. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted.

The Company has not evaluated the impact of adopting these standards.

MANAGEMENT’S DISCUSSION & ANALYSIS

RISK FACTORS

There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. Other factors may arise in the future that are currently not foreseen by management of Denison that may present additional risks in the future. Current and prospective security holders of Denison should carefully consider these risk factors.

Nature of Exploration and Development

Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish mineral reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations.

Denison’s current and future uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve and resource estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of mineral reserves and resources and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts economic analyses and feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.

The results of economic analyses for Denison’s projects would be preliminary in nature as they would include an inferred mineral resource which is considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. There is no certainty that any forecasts in an economic analysis, including the planned PEA for Wheeler River, would be realizable or that any resources would ever be upgraded to reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.

Benefits Not Realized From Transactions

Denison has completed a number of transactions over the last several years, including without limitation the acquisition of International Enexco Ltd, the acquisition of Rockgate Capital Corp., the acquisition of Fission Energy Corp., the acquisition of JNR Resources Inc., the sale of the its mining assets and operations located in the United States to Energy Fuels Inc. and the sale of its interest in the GSJV. Despite Denison’s belief that these transactions, and others which may be completed in the future, will be in Denison’s best interest and benefit the Company and Denison’s shareholders, Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid or received to complete the transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties or other assets and could adversely impact the Company and the price of its common shares.

Inability to Expand and Replace Mineral Reserves and Resources

Denison’s mineral reserves and resources at its McClean Lake, Midwest, Wheeler River, Waterbury Lake, Falea and Mutanga projects are Denison’s future sources of uranium concentrates. Unless other mineral reserves or resources are discovered, Denison’s sources of future production for uranium concentrates will decrease over time when its current mineral reserves and resources are depleted. There can be no assurance that Denison’s future exploration,

MANAGEMENT’S DISCUSSION & ANALYSIS

development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while Denison believes that many of its properties will eventually be put into production, there can be no assurance that they will be put into production or that they will be able to replace production in future years.

Imprecision of Mineral Reserve and Resource Estimates

Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced or that Denison will receive the prices assumed in determining its mineral reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the mineral reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render mineral reserves and resources containing lower quantities and lower grades of mineralization uneconomic, and may ultimately result in a restatement of mineral reserves and resources. The evaluation of mineral reserves or resources is always influenced by economic and technological factors, which may change over time.

Volatility and Sensitivity to Market Prices

The long and short term market prices of U3O8 affect the value of Denison’s mineral resources and the market price of Denison’s common shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control.

Such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, public and political response to nuclear incidents, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supplies from other secondary sources, and production levels and costs of production from primary uranium suppliers.

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources

Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are, to some extent, interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

Current estimates project significant increases in the world’s nuclear power generating capacities, primarily as a result of a significant number of nuclear reactors that are under construction, planned, or proposed in China, India and various other countries around the world. Market projections for future demand for uranium are based on various assumptions regarding the rate of construction and approval of new nuclear power plants, as well as continued public acceptance of nuclear energy around the world. The rationale for adopting nuclear energy can be varied, but often includes the clean and environmentally friendly operation of nuclear power plants, as well as the affordability and round-the-clock reliability of nuclear power. A change in public sentiment regarding nuclear energy could have a material impact on the number of nuclear power plants under construction, planned or proposed, which could have a material impact on the market’s and the Company’s expectations for the future demand for uranium and the future price of uranium.

Market Price of Shares

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison’s securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or changes in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the

MANAGEMENT’S DISCUSSION & ANALYSIS

business of Denison; lessening in trading volume and general market interest in Denison’s securities; the size of Denison’s public float and its inclusion in market indices may limit the ability of some institutions to invest in Denison’s securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison’s securities to be delisted from an exchange. If an active market for the securities of Denison does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of the Company may decline, such that investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dilution from Further Equity Financing

If Denison raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of Denison and reduce the value of their investment.

Reliance on Other Operators

At some of its properties, Denison is not the operator and therefore is not in control of all of the activities and operations at the site. As a result, Denison is and will be, to a certain extent, dependent on the operators for the nature and timing of activities related to these properties and may be unable to direct or control such activities.

As an example, ARC is the operator and majority owner of the McClean Lake and Midwest joint ventures in Saskatchewan, Canada. The McClean Lake mill employs unionized workers who work under collective agreements. ARC, as the operator, is responsible for all dealings with unionized employees. ARC may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Similarly, ARC is responsible for all licensing and dealings with various regulatory authorities. Any lengthy work stoppages, or disruption to the operation of the mill or mining operations as a result of a licensing matter or regulatory compliance may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Ore from the CLJV is currently being processed by the MLJV at the McClean Lake mill pursuant to a toll milling agreement, which is expected to generate revenue for the Company for several years. Any delays or stoppages in the delivery of ores by the operator of the CLJV or in processing by the operator of the MLJV may have an adverse impact on the Company’s expected cash flows, earnings or profit from toll milling.

Operations in Foreign Jurisdictions

The Company owns uranium properties directly and through joint venture interests and is undertaking uranium exploration and/or development programs in Zambia, Mali and Namibia. As with any foreign operation, these international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Zambia, Mali and Namibia, or the political situations within these countries will not change so as to adversely affect the value or continued viability of the Company’s interest in these assets.

In addition, the Company may become involved in a dispute with respect to one of its foreign operations and may become subject to the exclusive jurisdiction of a foreign court or may find that it is not successful in subjecting foreign persons to the jurisdiction of the courts in Canada. The Company may also be precluded from enforcing its rights with respect to a government entity because of the doctrine of sovereign immunity.

Property Title Risk

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Métis.

There is also a risk that Denison’s title to, or interest in, its properties may be subject to defects or challenges. This may be true particularly in countries where there may be less developed legal systems or where ownership interests may become subject to political interference or changes in laws. If such defects cover a material portion of Denison’s

MANAGEMENT’S DISCUSSION & ANALYSIS

property, they could materially and adversely affect Denison’s results of operations and financial condition, its reported mineral reserves and resources or its long term business prospects.

Competition for Properties

Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. The Company may be at a disadvantage in acquiring new properties as competitors may have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield reserves/resources or result in commercial mining operations.

Global Financial Conditions

Global financial conditions have been subject to volatility, with market impacts being felt as a result of China’s slowing growth, volatility and instability in certain parts of Europe and general financial market turbulence. Access to public financing and credit have been negatively impacted by the effect of these events on Canadian and global credit markets. The health of global financing and credit markets may impact the ability of Denison to obtain equity or debt financing in the future and the terms at which financing or credit is available to Denison. These increased levels of volatility and market turmoil could adversely impact Denison’s operations and the trading price of the common shares.

Ability to Maintain Obligations under the 2016 Credit Facility and Other Debt

Denison is required to satisfy certain financial covenants in order to maintain its good standing under the 2016 Credit Facility. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison’s control that would cause Denison to fail to satisfy its obligations under the 2016 Credit Facility or other debt instruments. In such circumstances, the amounts drawn under Denison’s debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The 2016 Credit Facility is secured by DMI’s main properties by a pledge of the shares of DMI. If Denison were to default on its obligations under the 2016 Credit Facility or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets. See CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS – Going Concern Assumption above.

Capital Intensive Industry; Uncertainty of Funding

The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. General market conditions, volatile uranium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms.

Decommissioning and Reclamation

As owner of the Elliot Lake decommissioned sites and part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are secured, and cash and other assets of the Company have been reserved to secure this obligation. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

As Denison’s properties approach or go into decommissioning, regulatory review of the Company’s decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future from Denison by regulatory authorities.

MANAGEMENT’S DISCUSSION & ANALYSIS

Technical Innovation and Obsolescence

Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

Mining and Insurance

Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis.

Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available, that it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

Dependence on Issuance of Licence Amendments and Renewals

The Company maintains regulatory licences in order to operate its mill at McClean Lake, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While the Company has been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

Governmental Regulation and Policy Risks

Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long term business prospects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or

MANAGEMENT’S DISCUSSION & ANALYSIS

remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions. Changes in these policies and restrictions may adversely impact Denison’s business.

Aboriginal Title and Consultation Issues

First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.

Environmental, Health and Safety Risks

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.

Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Mining companies are often targets of actions by non-governmental organizations and environmental groups in the countries in which they operate. Such organizations and groups may take actions in the future to disrupt Denison’s operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison’s operations. Such actions could have an adverse effect on Denison’s ability to produce and sell its products, and on its financial position and results.

Dependence on Key Personnel and Qualified and Experienced Employees

Denison’s success depends on the efforts and abilities of certain senior officers and key employees. Certain of Denison’s employees have significant experience in the uranium industry, and the number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals.

Denison’s success also depends on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees.

MANAGEMENT’S DISCUSSION & ANALYSIS

Conflicts of Interest

Some of the directors of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences would be that corporate opportunities presented to a director of Denison may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the Ontario Business Corporations Act (“OBCA”).

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

Potential Influence of KEPCO

As at the date hereof, KEPCO holds indirectly a large shareholding in Denison and is contractually entitled to Board representation. Provided KEPCO holds over 5% of Denison’s common shares, it is entitled to nominate one director for election to the Board at any shareholder meeting.

KEPCO’s shareholding level gives it a large vote on decisions to be made by shareholders of Denison, and its right to nominate a director may give KEPCO influence on decisions made by Denison’s Board. Although KEPCO’s director nominee will be subject to duties under the OBCA to act in the best interests of Denison as a whole, KEPCO’s director nominee is likely to be an employee of KEPCO and he or she may give special attention to KEPCO’s interests as an indirect shareholder. The interests of KEPCO as an indirect shareholder of Denison may not always be consistent with the interests of Denison’s other shareholders.

The KEPCO strategic relationship agreement also includes provisions that will provide KEPCO with a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KEPCO may negatively affect Denison’s ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO to support such an acquisition.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed by Dale Verran, MSc, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 5, 2015 available under Denison’s profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

MANAGEMENT’S DISCUSSION & ANALYSIS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

In particular, this MD&A contains forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; including the potential for receipt of any contingent payments; use of proceeds of financing activities; the estimates of Denison’s mineral reserves and mineral resources; completion of the PEA; expectations regarding the toll milling of Cigar Lake ores; expentations regarding revenues and expenditure from operations at DES; capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison’s share of same; expectations of market prices and costs; supply and demand for uranium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; and statements regarding anticipated budgets, fees and expenditures expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; receipt of regulatory approvals, permits and licences under governmental regulatory regimes; and Denison’s preparation for and ability to complete a spin-out or disposal transaction of its African interests. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in this MD&A under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This MD&A may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.